February 7, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mara L. Ransom Assistant Director

Re:	Hancock Fabrics, Inc. Form 10-K for the Fiscal Year Ended January 26, 2013 Filed April 26, 2013 File No. 001-09482

Ladies and Gentlemen:

We received your letter dated January 24, 2014 (the “Letter”), setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our response to the specific comment is set forth below. For the convenience of the Staff, the comment from the Letter is restated in bold and italics prior to the response to the comment. Throughout our response, references to “the Company,” “we,” or “our” refer to Hancock Fabrics, Inc.

We respectfully submit that we do not believe that any amendment to our Annual Report on Form 10-K for the fiscal year ended January 26, 2013 is necessary or required in connection with the Staff’s comment. Rather, as discussed more fully below, we hereby undertake to adjust our disclosure in future filings as appropriate.

Division of Corporation Finance, February 7, 2014 - Page 2

Item 7. Management’s Discussion and Analysis of Financial Condition …, page 20

Liquidity and Capital Resources, page 27

1.

Please identify and discuss any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In this regard, we note your disclosure on page 19 that your long-term indebtedness has steadily increased and has more than doubled since 2009. Please refer to Item 303(a)(1) of Regulation S-K.

We respectfully advise the Staff that we undertake to enhance our related disclosures under “Liquidity and Capital Resources” in future filings to identify and discuss any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the Company’s liquidity increasing or decreasing in any material way.

In response to the Staff’s comment, in future filings the Company will revise its disclosure at the beginning of “Liquidity and Capital Resources”. For example, for the Company’s Annual Report on Form 10-K for the year ended January 25, 2014 the Company proposes to include the following disclosure at the beginning of “Liquidity and Capital Resources” in Item 7. Management’s Discussion and Analysis of Financial Condition:

“Liquidity and Capital Resources

Hancock’s primary capital requirements are for the financing of inventories and, to a lesser extent, for capital expenditures relating to store locations and the Company’s distribution facility. Funds for such purposes have historically been generated from Hancock’s operations, short-term trade credit in the form of extended payment terms from suppliers for inventory purchases, and borrowings from commercial lenders.

Due to our history of losses over the three year period ended January 25, 2014, we have not generated positive operating cash flow during such period. During the years ended January 25, 2014, January 26, 2013 and January 28, 2012, the Company had a net loss of $X million, $8.5 million and $11.3 million, respectively and net cash used in operating activities for the corresponding periods was $X million, $11.3 million and $13.3 million, respectively. As a result, since fiscal 2011, we have increasingly relied on bank borrowings for our capital needs to fund the Company’s working capital needs, its required cash contribution to the Company’s defined benefit pension plan, for capital expenditures, and losses from operations.

At January 25, 2014, the Company had outstanding long-term indebtedness of $X million compared to $31.9 million as of January 29, 2011. As a consequence of our significant amount of indebtedness as of January 25, 2014, a significant portion of our cash flow from operations must be dedicated to interest and principal payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures or other growth initiatives and other general corporate requirements, see “Item 1A. Risk Factors − We have a significant amount of indebtedness, which could have important negative consequences to us.” In addition, at January 25, 2014, the Company had limited cash resources, with cash and cash equivalents of $X million, see “Item 1A. Risk Factors − Our current cash resources might not be sufficient to meet our expected near-term cash needs.

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Our short-term and long-term liquidity needs arise primarily from our working capital requirements, required cash contributions to the defined benefit pension plan, planned capital expenditures and debt service requirements. We anticipate that capital expenditures for the fiscal year ending January 31, 2015 will be approximately $X to $X million, primarily for store and technology upgrades. We anticipate that we will be able to satisfy our short-term and long-term liquidity needs highlighted above through the next twelve months with available cash, proceeds from cash flows from operations, short-term trade credit, borrowings under our revolving credit facility (the “Revolver”) and other sources of financing. As of January 25, 2014, we have $X million available to borrow under the Revolver. We consolidate our daily cash receipts into a centralized account. In accordance with the terms of our $100.0 million Revolver, on a daily basis, all collected and available funds are applied to the outstanding loan balance. We then determine our daily cash requirements and request those funds from the Revolver availability.

Our ability to improve our liquidity in future periods will depend on generating positive operating cash flow, primarily through comparable store sales increases, improved gross margin and controlling our expenses, which in turn, may be impacted by prevailing economic conditions and other financial and business factors, some of which are beyond our control, see “Item 1A. Risk Factors” in this report.”

* * *

The Company advises the Staff that we hereby acknowledge:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comment and request the Staff contact the undersigned at (662) 365-6112 or C. Brophy Christensen of O’Melveny & Myers LLP at (415) 984-8793 with any questions or comments regarding this letter.

Sincerely,

/s/ James B. Brown Executive Vice President and Chief Financial Officer

cc:	C. Brophy Christensen

O’Melveny & Myers LLP